N-SAR Item 77C Exhibit


FOR MARKET INDEX FUND, MARKET INDEX GROWTH FUND and MARKET INDEX VALUE FUND

SPECIAL MEETING OF SHAREHOLDERS
On February 12, 2009, a Special Meeting of Shareholders for each Fund was held to consider the following proposal. The results of the proposal for each Fund are indicated below:
Proposal 1 To consider and act upon a new Investment Advisory Agreement with Evergreen Investment Management Company, LLC:

Market Index Fund
Net assets voted For 207,347,502

Market Index Growth Fund
Net assets voted For 396,293,919

Market Index Value Fund
Net assets voted For 376,277,635